19006226

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC Mail Processing Section

MAR 14 2019

Washington DC

SEC FILE NUMBER
8-67854

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars, Suite 1100
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Donahue (310) 833-4686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [✓] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael D. Donahue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Capital Securities, Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

T. CLARKE
Notary Public - California
Los Angeles County
Commission # 2244236
My Comm. Expires Jun 24, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLUMBIA CAPITAL SECURITIES, INC.
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2018

AMENDED

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Columbia Capital Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Columbia Capital Securities, Inc.as of December 31, 2018, the related statement of income/(loss), statement of changes in shareholders' equity, and statement of changes in financial condition for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Columbia Capital Securities, Inc.as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Columbia Capital Securities, Inc.'s management. My responsibility is to express an opinion on Columbia Capital Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Columbia Capital Securities, Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental information

The supplemental information, consists of Schedules I , II & III, and has been subjected to audit procedures performed in conjunction with the audit of Columbia Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Columbia Capital Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Columbia Capital Securities, Inc.'s auditor since 2018.
Los Angeles, California
March 8, 2019

Columbia Capital Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 15,401
Accounts receivable – commissions	10,000
Accounts receivable – others	3,138
Prepaid expenses	67
Total Current Assets	28,606
Equipment – at cost, net of accumulated depreciation of $524	1,370
Total Assets	$ 29,976

Liabilities and Shareholder's Equity

Liabilities	
Accrued expenses and payroll taxes payable	$ 3,733
Shareholder's Equity	
Common stock $1 par value, 100,000 shares authorized; 11,000 issued and outstanding	11,000
Paid-in capital	30,500
Retained earnings	(15,257)
Total Shareholder's Equity	26,243
Total Liabilities and Shareholder's Equity	$ 29,976

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2018

Note 1 – Organization and Nature of Business

Columbia Capital Securities, Inc., a California Corporation (the "Company") located in Los Angeles, California was incorporated July 26, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), is a Member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company previously operated under the name CCA Securities (from 2007-2009)

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private Placement of Securities; and
- Mergers and Acquisition services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not carry or hold customer funds or securities, and therefore operates under the ability to maintain a "Special Account for the Exclusive Benefit of Customers". Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Investment banking revenue is earned in the form of advisory fees and success fees, and reported under the caption "Advisory Fees". Advisory fees are recognized in accordance with the payment schedule outlined in the agreement. Success fees are earned and recognized upon the closing or completion of a transaction or once the Company becomes aware of the closing. Success fees are generated for services related to a limited number of transactions. Other Income is revenue earned in the form of administrative fees, and recognized when invoiced. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the State of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain.

Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Parties

The Company has an expense sharing agreement with an affiliated corporation. The terms of this agreement provide that all overhead expenses incurred are paid by the affiliated corporation and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, salaries and wages of directors, employees and agents of the company, and various other operating costs incurred in the ordinary course of the business. The amount payable to the affiliated corporation is $1,000 per month. During the year ended December 31, 2018 total expenses allocated from the affiliated corporation were $12,000, itemized as follows:

Office expense	$ 4,560
Rent and parking	4,560
Technology fees	2,880
Total	$12,000

Note 5 – Suspense Account Activities

During 2018, monies were deposited and disbursed for business in which the Company had no interest. Transactions were recorded in the accounting records through a liability suspense account. The deposits and disbursements were pass-through transactions for the benefit of other parties. For each transaction, the deposits and disbursements netted to zero, having no impact on the cash flow or financial statements of the Company.

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2018

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $11,668 which was $6,668 in excess of its required net capital of $5,000. The Company's net capital ratio was 31.99 to 1.

Note 7 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies - the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2018, the Company recorded franchise tax of $1,578.

Note 8– Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – Operating Leases

The Company leased office space as part of an expense sharing agreement with two affiliated companies (see note 4). Rent expense for the year ended December 31, 2018 was $3,600 and parking expense for the year then ended was $960.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through March 13, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.